Exhibit 99.1

China Zenix Auto International Announces

Financial Results for the Second Quarter of 2014

ZHANGZHOU, China, August 21, 2014 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter and the first six months ended June 30, 2014.

Financial Highlights

Second Quarter of 2014

•	Revenue of RMB959.7 million (US$154.7 million) compared with RMB1,059.3 million in the 2013 second quarter, and RMB896.1 million in the 2014 first quarter;

•	Gross margin of 20.0%;

•	Profit and total comprehensive income for the period was RMB52.4 million (US$8.4 million) with earnings per American Depositary Share (“ADS”) of RMB1.01 (US$0.16);

First Six Months of 2014

•	Revenue of RMB1,855.8 million (US$299.1 million) compared with RMB1,889.5 million in the same period of 2013;

•	Gross margin of 20.2%;

•	Profit and total comprehensive income for the period was RMB105.2 million (US$17.0 million) with earnings per ADS of RMB2.04 (US$0.33);

•	Bank balances and cash were RMB806.4 million (US$130.0 million) as of June 30, 2014.

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “The second quarter was particularly challenging for the truck market due to the higher National IV emission standard and the slowdown of the real estate construction market in China. We continued to implement competitive pricing and gained further market share in tubeless wheel products at home and abroad. For the first six months of 2014, our sales volume enjoyed 2.2% growth while the overall truck market was down 4.3%.”

Mr. Martin Cheung, Chief Financial Officer of Zenix Auto, commented, “In the 2014 second quarter, we further solidified our financial position by growing our bank balances and cash, paying down our bank loan, and generated strong cash flows from operations.”

2014 Second Quarter Results

Revenue for the second quarter ended June 30, 2014 was RMB959.7 million (US$154.7 million) compared with RMB1,059.3 million for the second quarter of 2013.

Aftermarket sales in China decreased by 9.2% year-over-year to RMB471.4 million (US$76.0 million) in the second quarter of 2014 from RMB519.2 million in the second quarter of 2013, and RMB449.7 million in the first quarter of 2014. There was a slight increase in aftermarket unit sales for tubeless wheels.

Sales to the Chinese OEM market decreased by 9.8% year-over-year to RMB340.7 million (US$54.9 million) in the second quarter of 2014 compared with RMB377.6 million in the second quarter of 2013, and RMB308.6 million in the first quarter of 2014. The year-over-year sales decrease in the second quarter of 2014 was mainly attributable to sluggish truck sales.

International sales decreased by 9.1% year-over-year to RMB147.7 million (US$23.8 million) in the second quarter of 2014 compared with RMB162.5 million in the second quarter of 2013, and RMB137.8 million in the first quarter of 2014. The year-over-year decrease in international sales in the second quarter was mainly due to lighter sales volume associated with the appreciation of the RMB currency in international markets.

Sales to other Asian countries continued to account for a growing proportion of international sales, as the Company proactively promoted products to new and existing customers in these markets.

In the second quarter of 2014, domestic aftermarket sales, domestic OEM sales and international sales contributed 49.1%, 35.5% and 15.4% of revenue, respectively.

Tubed steel wheel sales accounted for 58.3% of 2014 second quarter revenue compared with 59.5% in the same quarter of 2013. The year-over-year decline in tubed steel wheel sales as a percentage of total sales was mainly due to an increase in tubeless wheels as a percentage of total sales. Tubeless steel wheel sales represented 37.2% of second quarter revenue compared with 36.6% in the same quarter of 2013. The Company’s tubeless products, due to their functionality, durability and quality, continued to gain traction and win more orders from customers at home and abroad.

Second quarter gross profit was RMB192.2 million (US$31.0million), compared with RMB224.7 million in the same quarter of 2013. Gross margin was 20.0% compared with 21.2% in the second quarter of 2013. The Company continued to fine-tune its product mix and implement an effective pricing strategy to stabilize gross margin.

Selling and distribution costs decreased by 4.9% year-over-year to RMB70.2 million (US$11.3 million) compared with RMB73.8 million in the second quarter of 2013. Lower selling and distribution costs resulted primarily from decreased transportation costs and decreased port costs. As a percentage of revenue, selling and distribution costs was 7.3% compared with 7.0% in the same quarter a year ago.

Research and development (“R&D”) expenses were RMB24.1 million (US$3.9 million) compared with RMB22.6 million in the second quarter of 2013. R&D as a percentage of revenue was 2.5% in the second quarter of 2014 compared with 2.1% in last year’s second quarter. The Company remains committed to developing new products and innovative solutions to address customer needs, and to raise the barriers of entry.

Administrative expenses were RMB36.3 million (US$5.9 million), in line with the second quarter of 2013. As a percentage of revenue, administrative expenses were 3.8% of revenue in the second quarter of 2014 compared with 3.4% in the same quarter of 2013.

Profit and total comprehensive income for the second quarter of 2014 was RMB52.4 million (US$8.4 million) compared with RMB74.7 million in the second quarter of 2013.

Basic and diluted earnings per ADS in the second quarter of 2014 were RMB1.01 (US$0.16), compared with RMB1.45 in the second quarter of 2013.

During the second quarter of 2014 and 2013, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million, respectively.

2014 First Six-Month Results

Revenue for the first six months ended June 30, 2014, was RMB1,855.8 million (US$299.1 million) compared with RMB1,889.5 million in the first six months in 2013.

Aftermarket sales declined 3.0% to RMB921.0 million in the first six months of 2014, and represented 49.6% of total six-month revenue. Sales to the Chinese OEM market increased by 0.4% to RMB649.2 million and represented 35.0% of revenue. International sales decreased by 2.5% to RMB285.5 million compared with the same period last year, and represented 15.4% of revenue.

Tubed steel wheel sales for the first six months ended June 30, 2014, declined by 3.8% compared with the same period in 2013 and comprised 58.0% of revenue. Tubeless steel wheel sales increased by 0.7% from the same period a year ago and were 37.6% of the revenue compared with 36.7% of the revenue for the same period in 2013.

Gross profit for the first six months ended June 30, 2014, was RMB375.1 million (US$60.5 million) compared with RMB396.0 million during the same period in 2013. Gross margin was 20.2% compared with 21.0% in the same period last year. Profit before taxation was RMB126.9 million (US$20.5 million), compared with RMB138.1 million during the first six months of 2013.

Profit and total comprehensive income for the first six months ended June 30, 2014, was RMB105.2 million (US$17.0 million) compared with RMB117.3 million during the same period in 2013. Basic and diluted earnings per ordinary share and per ADS for the first six months ended June 30, 2014, were RMB0.51 (US$0.08) and RMB2.04 (US$0.33), respectively.

As of June 30, 2014, Zenix Auto had bank balances and cash of RMB806.4 million (US$130.0 million) and fixed bank deposits with a maturity period over three months of RMB160.0 million (US$25.8 million). Bank borrowings decreased to RMB498.0 million (US$80.3 million) from RMB558.0 million at December 31, 2013. Total equity attributable to owners of the Company was RMB2,618.1 million (US$422.0 million).

For the first six months ended June 30, 2014, the Company posted cash inflows from operating activities of RMB173.7 million (US$28.0 million). Capital expenditures for the purchase of property, plant and equipment in the first six months were RMB16.9 million (US$2.7 million). Deposits paid for acquisition of property, plant and equipment in the first six months of 2014 was RMB19.5 million (US$3.1 million).

Corporate Development

In July 2014, the Board of Directors received a letter from Mr. Jianhui Lai, the Chairman and Chief Executive Officer of China Zenix Auto International, RichWise International Investment Group Limited and certain of its affiliated entities, withdrawing the preliminary non-binding proposal for a business restructuring dated November 23, 2013.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, August 21, 2014 at 8:00 a.m. Eastern/8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/IC/CEPage.asp?ID=173041 Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A replay will be available shortly after the conclusion of the conference call through September 21, 2014 at 11:59 p.m. Eastern. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID “13587877” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of June 30, 2014. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss/Shiwei Yin

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

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China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended June 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended June 30,
	2013	2014	2014
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	1,059,272	959,739	154,707

Cost of sales	(834,604)	(767,560)	(123,728)

Gross profit	224,668	192,179	30,979

Other operating income	4,403	5,613	905

Net exchange (loss) gain	(2,519)	1,553	250

Selling and distribution costs	(73,819)	(70,237)	(11,322)

Research and development expenses	(22,595)	(24,060)	(3,878)

Administrative expenses	(36,015)	(36,344)	(5,859)

Finance costs	(6,066)	(3,959)	(638)

Profit before taxation	88,057	64,745	10,437

Income tax expense	(13,361)	(12,385)	(1,997)

Profit and total comprehensive income for the period	74,696	52,360	8,440

Earnings per share

Basic	0.36	0.25	0.04

Diluted	0.36	0.25	0.04

Earnings per ADS

Basic	1.45	1.01	0.16

Diluted	1.45	1.01	0.16

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the six months ended June 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	Six Months Ended June 30,
	2013	2014	2014
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	1,889,486	1,855,790	299,147

Cost of sales	(1,493,459)	(1,480,672)	(238,679)

Gross profit	396,027	375,118	60,468

Other operating income	8,579	11,445	1,845

Net exchange (loss) gain	(4,147)	1,952	315

Selling and distribution costs	(135,534)	(135,814)	(21,893)
Research and development expenses	(42,792)	(44,059)	(7,102)

Administrative expenses	(70,045)	(73,094)	(11,783)

Finance costs	(14,005)	(8,642)	(1,393)

Profit before taxation	138,083	126,906	20,457

Income tax expense	(20,767)	(21,672)	(3,494)

Profit and total comprehensive income for the period	117,316	105,234	16,963

Earnings per share

Basic	0.57	0.51	0.08

Diluted	0.57	0.51	0.08

Earnings per ADS

Basic	2.27	2.04	0.33

Diluted	2.27	2.04	0.33

Shares	206,500,000	206,500,000	206,500,000

ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31 2013	June 30 2014	June 30 2014
	RMB’000	RMB’000	US$’ 000

ASSETS

Current Assets

Inventories	394,758	485,615	78,280

Trade and other receivables and prepayments	971,806	904,414	145,788

Prepaid lease payments	9,425	9,425	1,519

Pledged bank deposits	76,600	80,000	12,896

Fixed bank deposits with maturity period over three months	160,000	160,000	25,791

Bank balances and cash	748,744	806,418	129,992

Total current assets	2,361,333	2,445,872	394,266

Non-Current Assets

Property, plant and equipment	1,494,848	1,465,404	236,218

Prepaid lease payments	404,724	400,012	64,481

Deposits paid for acquisition of property, plant and equipment	21,540	21,540	3,472

Deferred tax assets	4,365	4,697	757

Intangible assets	17,000	17,000	2,740

Total non-current assets	1,942,477	1,908,653	307,668

Total assets	4,303,810	4,354,525	701,934

EQUITY AND LIABILITIES

Current Liabilities

Trade and other payables and accruals	1,132,172	1,135,586	183,053

Taxation payable	10,977	10,693	1,724

Amount due to related parties	—	3,076	496

Bank borrowings	558,000	498,000	80,276

Total current liabilities	1,701,149	1,647,355	265,549

Non-current liabilities

Deferred income	10,885	10,487	1,690

Deferred tax liabilities	78,942	78,614	12,672

Total non-current liabilities	89,827	89,101	14,362

Total liabilities	1,790,976	1,736,456	279,911

EQUITY

Share capital	136	136	21

Paid in capital	392,076	392,076	63,201

Reserves	2,120,622	2,225,857	358,801

Total equity attributable to owners of the company	2,512,834	2,618,069	422,023

Total equity and liabilities	4,303,810	4,354,525	701,934

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2014

(RMB and US$ amounts are expressed in thousands)

	Six Months Ended
	Jun 30, 2014
	RMB’ 000	US$’ 000

OPERATING ACTIVITIES

Profit before taxation	126,906	20,457

Adjustments for:

Amortization of prepaid lease payments	4,712	760

Depreciation of property plant and equipment	64,842	10,452

Release of deferred income	(398)	(64)

Finance costs	8,642	1,393

Interest income	(8,710)	(1,403)

Operating cash flows before movements in working capital	195,994	31,595

	—
Increase in inventories	(90,857)	(14,646)

Increase in trade and other receivables and prepayments	67,731	10,918

Increase in trade and other payables and accruals	14,799	2,385

Cash generated from operations	187,667	30,252

Interest received	8,617	1,389

PRC income tax paid	(22,616)	(3,646)

NET CASH FROM OPERATING ACTIVITIES	173,668	27,995

INVESTING ACTIVITIES

Purchase of property, plant and equipment	(16,931)	(2,729)

Withdrawal of pledged bank deposits	6,100	983

Proceeds on disposal of property, plant and equipment	181	29

Deposits paid for acquisition of property, plant and equipment	(19,532)	(3,148)

Placement of fixed bank deposits with maturity periods over three months	(160,000)	(25,791)

Withdrawal of fixed bank deposits with maturity periods over three months	160,000	25,791

Placement of pledged bank deposit	(9,500)	(1,531)

NET CASH USED IN INVESTING ACTIVITIES	(39,682)	(6,396)

FINANCING ACTIVITIES

New bank borrowings raised	205,000	33,045

Repayment of bank borrowings	(265,000)	(42,717)

Interest paid	(16,067)	(2,590)

NET CASH USED IN FINANCING ACTIVITIES	(76,067)	(12,262)
NET INCREASE IN CASH AND CASH EQUIVALENTS	57,919	9,337
Cash and cash equivalents at beginning of the year	748,744	120,695

Effect of foreign exchange rate changes	(245)	(40)

Cash and cash equivalents at end of the year	806,418	129,992